November 7, 2017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-221126

Ladies and Gentlemen:

Titan Pharmaceuticals, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on Wednesday, November 8, 2017, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

TITAN PHARMACEUTICALS, INC.

By:	/s/ Sunil Bhonsle
	Name:	Sunil Bhonsle
	Title:	Chief Executive Officer

cc: Fran M. Stoller, Esq.